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02006954

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washing]ton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 42814

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TBG FINANCIAL & INSURANCE SERVICES CORPORATION
DBA TBG FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, SUITE 3720
(No. and Street)

LOS ANGELES	CALIFORNIA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEANNA MCMAHON (310) 203-8770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WINNINGHAM BECKER & COMPANY
(Name — *if individual, state last, first, middle name*)

20720 VENTURA BLVD., SUITE 300	WOODLAND HILLS,	CA	91364
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, DEANNA MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBG FINANCIAL & INSURANCE SERVICES CORPORATION, as of DECEMBER 31, 19XX2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Deanna B. McMahon
Signature

CVP & Compliance Officer
Title

Gail Elen
Notary Public



GAIL ELEN
Commission # 1185525
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2002

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
FEB 28 2002

TBG FINANCIAL & INSURANCE SERVICES CORP. DBA TBG FINANCIAL

(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2001 AND INDEPENDENT AUDITORS' REPORT


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TBG FINANCIAL & INSURANCE SERVICES CORP.

INDEX TO FINANCIAL STATEMENT
DECEMBER 31, 2001



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WB

Winningham
Becker
& Company

AN ACCOUNTANCY CORPORATION

20720 Ventura Blvd.
Suite 300
Woodland Hills, CA
91364-2306
Tel (818) 598-6525
Fax (818) 598-6535
www.wbac.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TBG Financial & Insurance Services Corp.
DBA TBG Financial
Los Angeles, California

We have audited the accompanying statement of financial condition of TBG Financial & Insurance Services Corp. DBA TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TBG Financial & Insurance Services Corp. DBA TBG Financial as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Winningham Becker & Company

February 13, 2002

TBG FINANCIAL & INSURANCE SERVICES CORP.
DBA TBG FINANCIAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents	$ 665,029
Commissions receivable	281,969
Prepaid taxes	20,537
Receivable from Parent	47,429
Other receivables	15,000
Total current assets	$ 1,029,964

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Commissions payable	$ 92,097
Premiums payable	63,748
Total current liabilities	155,845
Shareholder's equity:	
Common stock -	
Authorized - 100,000 shares at $1 par value	
Issued and outstanding - 1,000 shares	1,000
Additional paid-in capital	23,004
Retained earnings	850,115
Total shareholder's equity	874,119
Total liabilities and shareholder's equity	$ 1,029,964

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS



TBG FINANCIAL & INSURANCE SERVICES CORP.
DBA TBG FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: DESCRIPTION OF THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business activity

TBG Financial & Insurance Services Corp. DBA TBG Financial (the "Company") specializes in the design of non-qualified executive benefit programs and sells variable life insurance contracts, in conjunction with the informal financing of these programs, to corporations, corporate executives and individuals located in the United States. The Company was incorporated in the state of California on June 19, 1990 and became registered as a broker-dealer in variable life insurance products in March 1991.

The Company's stock is wholly owned by TBG Insurance Services Corporation (the "Parent").

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from these estimates.

NOTE 2: REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 12 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the regulatory net capital ratio would exceed 10 to 1). At December 31, 2001, the Company's net capital of $790,718 exceeded the net capital requirement by $780,329; and the Company's ratio of aggregate indebtedness to net capital was .197 to 1.

NOTE 3: RELATED PARTY TRANSACTIONS

Receivable from Parent

The Company pays management fees to its Parent and reimburses its Parent for expenses directly allocable to the Company. The management fees are based upon



TBG FINANCIAL & INSURANCE SERVICES CORP.
DBA TBG FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 3: CONTINUED

factors such as the indirect administrative and marketing services provided by the Parent and the Company's net capital requirements. As of December 31, 2001, the Company had overpaid the Parent by $47,429.

Other related parties

The Company pays commissions to other wholly owned subsidiaries of its Parent. As of December 31, 2001, the Company owed $10,945 to those entities. Additionally, one of the other subsidiaries owed the Company $15,000 for a commission advance as of December 31, 2001.

NOTE 4: CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents. The Company places its temporary cash investments with a high credit quality financial institution located in Southern California. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts are guaranteed by the FDIC up to $100,000. At December 31, 2001, the Company had approximately $565,029 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

The Company also has investments in highly liquid United States Government obligations that are backed by government bonds. The Company periodically reviews the financial condition of financial institutions in which it maintains cash balances.

NOTE 5: CHARGE-BACKS

When insurance policies are cancelled or rewritten, the Company may incur a charge against previously earned commissions. Due to the nature of these charge-backs, management cannot reasonably estimate the amount and timing of potential charge-backs. As such, no reserve for charge-backs has been recorded as of December 31, 2001.


WB